**COLLEGE COACHING NETWORK INC.**
**Statements of Cash Flows**
**(Unaudited)**

| | Year Ended | Year Ended |
|---|---|---|
| | December 31, 2018 | December 31, 2017 |
| Cash flows from operating activities: | | |
| Net income | 11,400 | $ 4,500 |
| | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (7,500) | (7,500) |
| Inventory | (1,000) | (1,000) |
| Accrued expenses | 600 | |
| Net cash provided by (used in) operating activities | 3,500 | (4,000) |
| | | |
| Cash flows from investing activities | | |
| Intangible assets | - | (6,000) |
| Net cash used in investing activities | - | (6,000) |
| | | |
| Cash flows from financing activities: | | |
| capital contributions | 6,000 | 12,500 |
| Net cash provided by financing activities | 6,000 | 12,500 |
| | | |
| Net cash increase for period | 9,500 | 2,500 |
| | | |
| Cash at beginning of period | 2,500 | - |
| | | |
| Cash at end of period | $ 12,000 | $ 2,500 |

Supplemental disclosure of cash flow information:
Cash paid during the period for:

| | | |
|---|---|---|
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |